UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2023

Kernel Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39983	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

515 Madison Avenue, 8th Floor - Suite 8078 New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(646) 908-2659

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share $0.0001 par value, and one-half of one redeemable warrant	KRNLU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the unit	KRNL	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KRNLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed, on March 3, 2023, Kernel Group Holdings, Inc., a Cayman Islands exempted company (the “Company”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with AIRO Group, Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo, AIRO Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo, VKSS Capital, LLC, a Delaware limited liability company, in the capacity as the representative for the shareholders of the Company and ParentCo, and also in the capacity as the Company’s sponsor, Dr. Chirinjeev Kathuria, in the capacity as the representative for the AIRO Group Holdings, Inc’s stockholders, and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO”).

In connection with the Business Combination Agreement, the Company, AIRO, and Meteora Special Opportunity Fund I, LP (“MSOF”), Meteora Capital Partners, LP (“MCP”) and Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Seller”) entered into that certain Forward Purchase Agreement, dated as of February 28, 2023 (the “FPA” or the “Confirmation”).

Pursuant to the FPA. Meteora agreed to purchase from the Company up to a maximum of 7,700,000 Class A ordinary shares of the Company from holders (other than the Company or its affiliates) who elected to redeem such shares in connection with the business combination between the Company and AIRO (the “Business Combination”). Purchases by Seller were to be made through brokers in the open market after the redemption deadline in connection with the Business Combination at a price no higher than the redemption price to be paid by the Company in connection with the Business Combination.

On November 27, 2023, the Company, Seller, and AIRO entered into a mutual termination agreement (the “Mutual Termination Agreement”) to terminate the FPA. As a result of the termination of the FPA, the FPA is of no further force and effect. In consideration of the termination of the FPA, ParentCo agreed to issue fifty-thousand (50,000) shares of common stock to an entity designated by Seller at the time of closing of the Business Combination, which shares will have certain demand and piggback registration rights.

The foregoing description of the FPA and the Mutual Termination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the FPA and Mutual Termination Agreement, which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and incorporated by reference herein.

Item 9.01. Exhibits.

Exhibit Number	Description of Exhibit
10.1	Forward Purchase Agreement dated February 28, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2023).
10.2	Mutual Termination Agreement, dated November 27, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KERNEL GROUP HOLDINGS, INC.

Date: November 27, 2023	By:	/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer